LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 17, 2024

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Fortuna Hedged Bitcoin Fund (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A filed October 3, 2024 (SEC Accession No. 0000894189-24-006083) (the “Amendment”) and the related correspondence filed by the Trust on December 6, 2024 (the "December 6 Correspondence"). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering the Fortuna Hedged Bitcoin Fund as a new series of the Trust.
1.Staff Comment: With respect to Staff Comment #9 of the December 6 Correspondence to Mr. Greenspan, we note that the Staff requested the Fund refrain from using the term “currency.” Please revise to remove the term currency or please include disclosure in Item 4 that reads, “Bitcoin is not a widely accepted means of payment.”
Response: The Trust has revised the applicable disclosure to read, “Bitcoin is a digital asset~~, sometimes referred to as a “digital currency~~.” In addition, the Trust has removed all other references to bitcoin as a currency.
2.Staff Comment: Please ensure that principal risks (either Item 4 or 9) address or clarify the following:
a.That the value of bitcoin has been and may continue to be substantially dependent on speculation;
b.The common impediments and/or disadvantages to adopting the Bitcoin Blockchain as a payment network, including the slowness of transaction processing and finality, the variability of transaction fees and volatility of bitcoin’s price. Please explain that further development and use of the blockchain for its intended purpose and other allowable applications are, and may continue to be, substantially dependent upon Layer 2 solutions; briefly describe Layer 2 networks (e.g., Lightning Network) and any risks or challenges they pose to blockchain and bitcoin. Briefly note the competitive threats posed by blockchain that are able to support more advanced applications and use cases, such as the Etherium Blockchain;
c.That blockchain may be vulnerable to attacks to extent a miner or group of miners possess more than 50% of the blockchain’s hashing power;
d.That proposed changes to a blockchain’s protocol may not be adopted by a sufficient number of users and miners which may result in competing blockchains with different native crypto assets and sets of participants, a/k/a “fork.” Consider providing brief examples of forks (e.g., bitcoin cash);
e.That blockchain’s protocol may contain flaws that can be exploited by attackers; and

f.That bitcoin is a bearer asset that can be irrevocably lost or stolen to the extent that private keys are lost or stolen.
Response: The Trust responds by revising its principal risks to include this disclosure.
3.Staff Comment: With respect to Staff Comment #21 of the December 6 Correspondence to Mr. Greenspan, please clarify whether the Fund will consider investing in spot-bitcoin exchange-traded products and if so, that although they may have “exchange-traded” in their name, they are not registered investment companies under the 1940 Act and are not subject to the requirements of the 1940 Act. In addition, if the Fund will also consider investing in registered investment companies that seek to provide exposure to the price and performance of bitcoin through investments in derivatives such as future contracts, please clarify.
Response: The Trust responds by noting supplementally that the Fund does not intend to invest in spot-bitcoin exchange-traded products at this time. In addition, the Fund has added the following disclosure as the last sentence of the paragraph under the subheading, “Equity Securities of Bitcoin-Related Companies & Bitcoin-Related Investment Companies”:
These ETFs may include ETFs that seek to provide exposure to bitcoin through investments in derivatives, such as futures contracts.
4.Staff Comment: With respect to Staff Comment #25 of the December 6 Correspondence to Mr. Greenspan, please confirm that the Trust’s code of ethics has been revised in a similar manner to the Adviser’s code of ethics.
Response: The Trust confirms that the Adviser’s and the Trust’s COE covers transactions in bitcoin and bitcoin futures.
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If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary